Exhibit 99.1

KE Holdings Inc. Announces First Quarter 2026 Unaudited Financial Results

BEIJING, China, May 19, 2026 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Business and Financial Highlights for the First Quarter 2026

•	Gross transaction value (GTV)[1] was RMB711.7 billion (US$103.2 billion), a decrease of 15.6% year-over-year. GTV of existing home transactions was RMB534.4 billion (US$77.5 billion), a decrease of 7.9% year-over-year. GTV of new home transactions was RMB145.9 billion (US$21.2 billion), a decrease of 37.2% year-over-year.

•	Net revenues were RMB18.9 billion (US$2.7 billion), a decrease of 19.0% year-over-year.

•	Net income was RMB1,255 million (US$182 million), an increase of 46.7% year-over-year. Adjusted net income[2] was RMB1,611 million (US$234 million), an increase of 15.7% year-over-year.

•	Number of stores was 60,383 as of March 31, 2026, a 6.2% increase from one year ago. Number of active stores[3] was 57,666 as of March 31, 2026, a 4.4% increase from one year ago.

•	Number of agents was 526,945 as of March 31, 2026, a 4.2% decrease from one year ago. Number of active agents[4] was 453,438 as of March 31, 2026, a 7.6% decrease from one year ago.

•	Mobile monthly active users (MAU)[5] averaged 42.7 million in the first quarter of 2026, compared to 44.5 million in the same period of 2025.

1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3 Based on our accumulated operational experience, we have introduced the operating metrics of number of active stores and number of active agents on our platform, which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days. The number of active stores was 55,210 as of March 31, 2025.

4 “Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months. The number of active agents was 490,862 as of March 31, 2025.

5 “Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

Mr. Stanley Yongdong Peng, Chairman of the Board and Chief Executive Officer of Beike, commented, “In the first quarter of 2026, we observed positive marginal changes in the real estate market. We also continued to advance efficiency-driven growth, with significant improvements in both operating quality and profitability. Our performance in this quarter reflected our ongoing efforts to enhance resource allocation, organizational efficiency and service quality, and also laid a foundation for the Company to further transition from scale-driven growth to efficiency-driven growth, and from transaction matching to decision-making services. Looking ahead, we will continue to focus on helping consumers make higher-quality residential decisions, enhance the professional capabilities of service providers, organizational efficiency and AI-enabled capabilities, and strive to achieve higher-quality and more sustainable development.”

Mr. Tao Xu, Executive Director and Chief Financial Officer of Beike, added, “In the first quarter of 2026, the Company’s operating quality improved significantly year-over-year. A series of initiatives we have undertaken around resource allocation efficiency, cost structure and unit economics translated into healthier profitability. In the first quarter, both our gross margin and adjusted operating margin reached their highest levels in the past seven quarters.

In the first quarter, we further enhanced shareholder returns by repurchasing approximately US$195 million of our shares, representing a year-over-year increase of approximately 40%. Looking ahead, we will continue to focus on improving customer experience and service provider efficiency, optimizing resource allocation, and further strengthening the Company’s operating efficiency and resilience, while creating long-term, sustainable value for consumers, service providers and shareholders.”

First Quarter 2026 Financial Results

Net Revenues

Net revenues decreased by 19.0% to RMB18.9 billion (US$2.7 billion) in the first quarter of 2026 from RMB23.3 billion in the same period of 2025, primarily attributable to the high base of net revenues from new home and existing home transaction services.

•	Net revenues from existing home transaction services decreased by 10.7% to RMB6.1 billion (US$0.9 billion) in the first quarter of 2026 from RMB6.9 billion in the same period of 2025, primarily due to a high base effect for GTV of existing home transactions, which decreased by 7.9% to RMB534.4 billion (US$77.5 billion) in the first quarter of 2026 from RMB580.3 billion in the same period of 2025.

Among that, (i) commission revenue decreased by 14.1% to RMB4.8 billion (US$0.7 billion) in the first quarter of 2026 from RMB5.6 billion in the same period of 2025, primarily due to a 14.8% decrease in GTV of existing home transactions served by Lianjia stores to RMB188.7 billion (US$27.4 billion) in the first quarter of 2026 from RMB221.4 billion in the same period of 2025; and

(ii) revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 3.8% to RMB1,340 million (US$194 million) in the first quarter of 2026 from RMB1,291 million in the same period of 2025, primarily due to the increased revenues from certain value-added services which were less directly linked to GTV. This was partially offset by a 3.7% decrease in the GTV of existing home transactions served by connected agents on the Company’s platform to RMB345.7 billion (US$50.1 billion) in the first quarter of 2026 from RMB358.9 billion in the same period of 2025.

•	Net revenues from new home transaction services decreased by 37.0% to RMB5.1 billion (US$0.7 billion) in the first quarter of 2026 from RMB8.1 billion in the same period of 2025, primarily due to a high base effect for GTV of new home transactions in the same period of 2025, which decreased by 37.2% to RMB145.9 billion (US$21.2 billion) in the first quarter of 2026 from RMB232.2 billion in the same period of 2025. Of these, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels decreased by 37.5% to RMB119.9 billion (US$17.4 billion) in the first quarter of 2026 from RMB192.0 billion in the same period of 2025, while the GTV of new home transactions served by Lianjia brand decreased by 35.4% to RMB26.0 billion (US$3.8 billion) in the first quarter of 2026 from RMB40.3 billion in the same period of 2025.

•	Net revenues from home renovation and furnishing decreased by 20.6% to RMB2.3 billion (US$0.3 billion) in the first quarter of 2026 from RMB2.9 billion in the same period of 2025, as the Company proactively optimized the channel mix in customer acquisition and moderated pace of certain non-brokerage channels.

•	Net revenues from home rental services decreased by 1.5% to RMB5.0 billion (US$0.7 billion) in the first quarter of 2026 from RMB5.1 billion in the same period of 2025, primarily due to the impact of an increasing proportion of new service offerings within the Carefree Rent business. Under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period. The decrease was partially offset by the increase in the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services decreased by 8.1% to RMB321 million (US$47 million) in the first quarter of 2026 from RMB350 million in the same period of 2025, primarily due to the decrease of revenues from ancillary services.

Cost of Revenues

Total cost of revenues decreased by 22.6% to RMB14.3 billion (US$2.1 billion) in the first quarter of 2026 from RMB18.5 billion in the same period of 2025.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 38.2% to RMB3.5 billion (US$0.5 billion) in the first quarter of 2026 from RMB5.7 billion in the same period of 2025, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 17.9% to RMB4.0 billion (US$0.6 billion) in the first quarter of 2026 from RMB4.8 billion in the same period of 2025, primarily attributable to the decrease in commission of Lianjia agents, consistent with the decreased GTV of existing and new home transactions they served, as well as the decreased fixed personnel costs due to the Company's disciplined headcount control.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB1.5 billion (US$0.2 billion) in the first quarter of 2026, a decrease of 24.9% from RMB2.0 billion in the same period of 2025, primarily due to lower net revenues from home renovation and furnishing. Meanwhile, enhanced supply chain capabilities helped reduce material costs and improve the contribution margin of the home renovation and furnishing business.

•	Cost of home rental services. The Company’s cost of revenues for home rental services, which mainly consists of variable cost, decreased by 10.0% to RMB4.3 billion (US$0.6 billion) in the first quarter of 2026 from RMB4.7 billion in the same period of 2025. Despite relatively stable year-over-year revenue performance for home rental services in the first quarter of 2026, the segment achieved a notable uplift in contribution margin, driven primarily by the continuous increase in the proportion of high-margin new service offerings under Carefree Rent business. In addition, improved operational efficiency, further optimized the overall cost structure and supported healthier profitability.

•	Cost related to stores. The Company’s cost related to stores decreased by 20.3% to RMB0.6 billion (US$0.1 billion) in the first quarter of 2026 from RMB0.7 billion in the same period of 2025, primarily attributable to Lianjia store optimization.

•	Other costs. The Company’s other costs decreased by 5.0% to RMB520 million (US$75 million) in the first quarter of 2026 from RMB547 million in the same period of 2025, primarily attributable to the decreased taxes and surcharges, which was in line with the trend in net revenues.

Gross Profit

Gross profit decreased by 5.4% to RMB4.6 billion (US$0.7 billion) in the first quarter of 2026 from RMB4.8 billion in the same period of 2025. Gross margin increased to 24.1% in the first quarter of 2026 from 20.7% in the same period of 2025, primarily due to a) higher contribution of net revenues from existing home transaction services, which historically carried higher contribution margins than other revenue streams, b) a higher contribution margin of existing home transaction services, primarily attributable to the decreased fixed personnel costs driven by cost optimization, and c) the improved contribution margin of home rental services.

Income from Operations

Total operating expenses decreased by 22.3% to RMB3.3 billion (US$0.5 billion) in the first quarter of 2026 from RMB4.2 billion in the same period of 2025, primarily due to the Company’s cost optimization initiatives.

•	General and administrative expenses decreased by 8.6% to RMB1.7 billion (US$0.2 billion) in the first quarter of 2026 from RMB1.9 billion in the same period of 2025, primarily due to the decrease in share-based compensation expenses.

•	Sales and marketing expenses decreased by 39.0% to RMB1.1 billion (US$0.2 billion) in the first quarter of 2026 from RMB1.8 billion in the same period of 2025, primarily due to the Company’s cost optimization initiatives, including lower personnel costs and reduced advertising and promotion expenses, as well as the decreased scale-driven variable selling expenses of home renovation and furnishing.

•	Research and development expenses decreased by 15.6% to RMB493 million (US$71 million) in the first quarter of 2026 from RMB584 million in the same period of 2025, primarily due to the Company’s cost optimization initiatives.

Income from operations was RMB1,273 million (US$185 million) in the first quarter of 2026, compared to income from operations of RMB591 million in the same period of 2025. Operating margin increased to 6.7% in the first quarter of 2026 from 2.5% in the same period of 2025, primarily due to the increased gross profit margin and improved operating leverage.

Adjusted income from operations6 was RMB1,665 million (US$241 million) in the first quarter of 2026, compared to RMB1,148 million in the same period of 2025. Adjusted operating margin7 was 8.8% in the first quarter of 2026, compared to 4.9% in the same period of 2025. Adjusted EBITDA8 was RMB2,235 million (US$324 million) in the first quarter of 2026, compared to RMB1,842 million in the same period of 2025.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Net Income

Net income increased by 46.7% to RMB1,255 million (US$182 million) in the first quarter of 2026 from RMB855 million in the same period of 2025.

Adjusted net income increased by 15.7% to RMB1,611 million (US$234 million) in the first quarter of 2026, from RMB1,393 million in the same period of 2025.

Net Income attributable to KE Holdings Inc.’s Ordinary Shareholders

Net income attributable to KE Holdings Inc.’s ordinary shareholders was RMB1,255 million (US$182 million) in the first quarter of 2026, compared to RMB856 million in the same period of 2025.

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders9 was RMB1,612 million (US$234 million) in the first quarter of 2026, compared to RMB1,393 million in the same period of 2025.

Net Income per ADS

Basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders10 were RMB1.15 (US$0.17) and RMB1.11 (US$0.16) in the first quarter of 2026, respectively, compared to basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders of RMB0.76 and RMB0.73 in the same period of 2025, respectively.

Adjusted basic and diluted net income per ADS attributable to KE Holdings Inc.’s ordinary shareholders11 were RMB1.48 (US$0.21) and RMB1.42 (US$0.20) in the first quarter of 2026, respectively, compared to RMB1.24 and RMB1.19 in the same period of 2025, respectively.

9 Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

10 ADS refers to American Depositary Share. Each ADS represents three Class A ordinary shares of the Company. Net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating net income (loss) per ADS, basic and diluted.

11 Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

Cash, Cash Equivalents, Restricted Cash and Short-Term Investments

As of March 31, 2026, the combined balance of the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB53.9 billion (US$7.8 billion).

Share Repurchase Program

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, August 2024 and August 2025, under which the Company may purchase up to US$5 billion of its Class A ordinary shares and/or ADSs until August 31, 2028, subject to obtaining general unconditional mandate for the repurchase from the shareholders of the Company at each of the next three annual general meetings to be held in the forthcoming years to continue its share repurchase after the expiry of the existing share repurchase mandate granted by the annual general meeting held on June 27, 2025. As of March 31, 2026, the Company in aggregate has purchased approximately 171.2 million ADSs (representing approximately 513.6 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$2,741.7 million under this share repurchase program since its launch.

Conference Call Information

The Company will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, May 19, 2026 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, May 19, 2026) to discuss the financial results.

For participants who wish to join the conference call using dial-in numbers, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

Participant Online Registration:

Chinese Line: https://s1.c-conf.com/diamondpass/10054239-fn5s21.html

English Simultaneous Interpretation Line (listen-only mode): https://s1.c-conf.com/diamondpass/10054238-3nd54a.html

A replay of the conference call will be accessible through May 26, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland, China:	400-1209-216
Hong Kong, China:	800-930-639
International:	+61-7-3107-6325
Replay PIN (Chinese line):	10054239
Replay PIN (English simultaneous interpretation line):	10054238

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://investors.ke.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business. The Group recognized fair value loss and impairment in relation to its investments in Beihaojia business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, and (v) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of investments, (v) tax effects of the above non-GAAP adjustments, and (vi) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, and (vii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

Please see the “Unaudited reconciliation of GAAP and non-GAAP results” included in this press release for a full reconciliation of each non-GAAP measure to its respective comparable GAAP measure.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 24 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the quotations from management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	7,773,182	11,074,476	1,605,462
Restricted cash	8,170,605	8,901,929	1,290,509
Short-term investments	39,579,961	33,911,411	4,916,122
Financing receivables, net of allowance for credit losses of RMB174,478 and RMB177,785 as of December 31, 2025 and March 31, 2026, respectively	1,353,682	2,104,898	305,146
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,612,202 and RMB1,647,075 as of December 31, 2025 and March 31, 2026, respectively	3,936,976	4,037,061	585,251
Amounts due from and prepayments to related parties	409,867	402,819	58,396
Short-term loan receivables from related parties	315,755	78,794	11,423
Inventories	2,854,034	2,800,860	406,039
Prepayments, receivables and other assets	3,726,128	3,770,401	546,593
Total current assets	68,120,190	67,082,649	9,724,941
Non-current assets
Property, plant and equipment, net	2,069,624	1,962,709	284,533
Right-of-use assets	19,144,129	16,173,939	2,344,729
Long-term investments, net	20,148,524	19,822,114	2,873,603
Intangible assets, net	722,676	691,085	100,186
Goodwill	4,660,360	4,660,360	675,610
Long-term loan receivables from related parties	39,573	19,935	2,890
Other non-current assets	1,763,102	1,903,273	275,917
Total non-current assets	48,547,988	45,233,415	6,557,468
TOTAL ASSETS	116,668,178	112,316,064	16,282,409

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
LIABILITIES
Current liabilities
Accounts payable	6,052,129	5,002,359	725,190
Amounts due to related parties	348,467	338,597	49,086
Short-term loan payable to related parties	497,939	678,095	98,303
Employee compensation and welfare payable	6,504,197	3,905,833	566,227
Customer deposits payable	4,157,248	5,326,103	772,123
Income taxes payable	702,607	890,947	129,160
Short-term borrowings	207,717	139,387	20,207
Lease liabilities current portion	10,658,576	8,933,570	1,295,096
Contract liabilities and deferred revenue	5,690,293	6,166,467	893,950
Accrued expenses and other current liabilities	7,588,077	9,665,273	1,401,170
Total current liabilities	42,407,250	41,046,631	5,950,512
Non-current liabilities
Deferred tax liabilities	317,209	317,209	45,986
Lease liabilities non-current portion	6,969,571	5,743,608	832,648
Long-term borrowings	182,917	215,062	31,177
Long-term loan payable to related parties	259,249	561,249	81,364
Other non-current liabilities	2,148	2,050	297
Total non-current liabilities	7,731,094	6,839,178	991,472
TOTAL LIABILITIES	50,138,344	47,885,809	6,941,984

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; 3,391,029,167 Class A ordinary shares issued and 3,227,105,126 Class A ordinary shares outstanding(1) as of March 31, 2026; and 139,447,770 and 138,588,377 Class B ordinary shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	450	451	65
Treasury shares	(848,433)	(1,354,868)	(196,415)
Additional paid-in capital	64,802,176	62,598,048	9,074,811
Statutory reserves	1,054,872	1,054,872	152,924
Accumulated other comprehensive income	290,029	20,436	2,963
Retained earnings	1,142,194	2,052,803	297,594
Total KE Holdings Inc. shareholders' equity	66,441,288	64,371,742	9,331,942
Non-controlling interests	88,546	58,513	8,483
TOTAL SHAREHOLDERS' EQUITY	66,529,834	64,430,255	9,340,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	116,668,178	112,316,064	16,282,409

(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net revenues
Existing home transaction services	6,870,407	6,132,034	888,958
New home transaction services	8,074,995	5,086,868	737,441
Home renovation and furnishing	2,945,443	2,339,098	339,098
Home rental services	5,087,776	5,012,701	726,689
Emerging and other services	349,726	321,276	46,575
Total net revenues	23,328,347	18,891,977	2,738,761
Cost of revenues
Commission-split	(5,693,140)	(3,519,769)	(510,259)
Commission and compensation-internal	(4,818,277)	(3,957,380)	(573,700)
Cost of home renovation and furnishing	(1,985,956)	(1,492,188)	(216,322)
Cost of home rental services	(4,746,056)	(4,271,229)	(619,198)
Cost related to stores	(716,809)	(571,498)	(82,850)
Others	(547,217)	(519,938)	(75,375)
Total cost of revenues(1)	(18,507,455)	(14,332,002)	(2,077,704)
Gross profit	4,820,892	4,559,975	661,057
Operating expenses
Sales and marketing expenses(1)	(1,772,957)	(1,082,144)	(156,878)
General and administrative expenses(1)	(1,873,760)	(1,712,546)	(248,267)
Research and development expenses(1)	(583,610)	(492,565)	(71,407)
Total operating expenses	(4,230,327)	(3,287,255)	(476,552)
Income from operations	590,565	1,272,720	184,505
Interest income, net	268,568	134,947	19,563
Share of results of equity investees	7,345	(16,402)	(2,378)
Fair value changes in investments, net	110,486	135,781	19,684
Impairment loss for equity investments accounted for using Measurement Alternative	-	(571)	(83)
Foreign currency exchange loss	(39,633)	(1,463)	(212)
Other income, net	445,447	306,712	44,464
Income before income tax expense	1,382,778	1,831,724	265,543
Income tax expense	(527,455)	(576,647)	(83,596)
Net income	855,323	1,255,077	181,947

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net loss attributable to non-controlling interests shareholders	444	414	60
Net income attributable to KE Holdings Inc.	855,767	1,255,491	182,007
Net income attributable to KE Holdings Inc.’s ordinary shareholders	855,767	1,255,491	182,007

Net income	855,323	1,255,077	181,947
Currency translation adjustments	(23,695)	(275,482)	(39,937)
Unrealized gains on available-for-sale investments, net of reclassification	31,475	5,889	854
Total comprehensive income	863,103	985,484	142,864
Comprehensive loss attributable to non-controlling interests shareholders	444	414	60
Comprehensive income attributable to KE Holdings Inc.	863,547	985,898	142,924
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	863,547	985,898	142,924

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
—Basic	3,362,716,016	3,275,963,218	3,275,963,218
—Diluted	3,522,002,071	3,402,938,108	3,402,938,108

Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,120,905,339	1,091,987,739	1,091,987,739
—Diluted	1,174,000,690	1,134,312,703	1,134,312,703

Net income per share attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.25	0.38	0.06
—Diluted	0.24	0.37	0.05

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.76	1.15	0.17
—Diluted	0.73	1.11	0.16

(1) Includes share-based compensation expenses as follows:
Cost of revenues	109,558	96,172	13,942
Sales and marketing expenses	45,295	39,783	5,767
General and administrative expenses	331,203	205,540	29,797
Research and development expenses	41,113	24,557	3,560

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Income from operations	590,565	1,272,720	184,505
Share-based compensation expenses	527,169	366,052	53,066
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	26,684	3,868
Adjusted income from operations	1,147,617	1,665,456	241,439

Net income	855,323	1,255,077	181,947
Share-based compensation expenses	527,169	366,052	53,066
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	26,684	3,868
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(13,084)	(30,329)	(4,397)
Impairment of investments	-	571	83
Tax effects on non-GAAP adjustments	(6,494)	(6,602)	(957)
Adjusted net income	1,392,797	1,611,453	233,610

Net income	855,323	1,255,077	181,947
Income tax expense	527,455	576,647	83,596
Share-based compensation expenses	527,169	366,052	53,066
Amortization of intangible assets	35,171	31,579	4,578
Depreciation of property, plant and equipment	178,254	170,018	24,647
Interest income, net	(268,568)	(134,947)	(19,563)
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(13,084)	(30,329)	(4,397)
Impairment of investments	-	571	83
Adjusted EBITDA	1,841,720	2,234,668	323,957

Net income attributable to KE Holdings Inc.’s ordinary shareholders	855,767	1,255,491	182,007
Share-based compensation expenses	527,169	366,052	53,066
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	29,883	26,684	3,868
Changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration	(13,084)	(30,329)	(4,397)
Impairment of investments	-	571	83
Tax effects on non-GAAP adjustments	(6,494)	(6,602)	(957)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(7)	-	-
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	1,393,234	1,611,867	233,670

KE Holdings Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (Continued)

(All amounts in thousands, except for share, per share data, ADS and per ADS data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Weighted average number of ADS used in computing net income per ADS, basic and diluted
—Basic	1,120,905,339	1,091,987,739	1,091,987,739
—Diluted	1,174,000,690	1,134,312,703	1,134,312,703

Weighted average number of ADS used in calculating adjusted net income per ADS, basic and diluted
—Basic	1,120,905,339	1,091,987,739	1,091,987,739
—Diluted	1,174,000,690	1,134,312,703	1,134,312,703

Net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.76	1.15	0.17
—Diluted	0.73	1.11	0.16

Non-GAAP adjustments to net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	0.48	0.33	0.04
—Diluted	0.46	0.31	0.04

Adjusted net income per ADS attributable to KE Holdings Inc.'s ordinary shareholders
—Basic	1.24	1.48	0.21
—Diluted	1.19	1.42	0.20

KE Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Net cash used in operating activities	(3,965,271)	(1,471,302)	(213,296)
Net cash provided by investing activities	6,285,669	5,013,815	726,849
Net cash provided by financing activities	261,073	502,878	72,902
Effect of exchange rate change on cash, cash equivalents and restricted cash	35,500	(12,773)	(1,848)
Net increase in cash, cash equivalents and restricted cash	2,616,971	4,032,618	584,607
Cash, cash equivalents and restricted cash at the beginning of the period	20,301,414	15,943,787	2,311,364
Cash, cash equivalents and restricted cash at the end of the period	22,918,385	19,976,405	2,895,971

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Existing home transaction services
Net revenues	6,870,407	6,132,034	888,958
Commission and compensation	(4,252,291)	(3,598,676)	(521,698)
Contribution	2,618,116	2,533,358	367,260
New home transaction services
Net revenues	8,074,995	5,086,868	737,441
Commission and compensation	(6,185,772)	(3,778,272)	(547,734)
Contribution	1,889,223	1,308,596	189,707
Home renovation and furnishing
Net revenues	2,945,443	2,339,098	339,098
Material costs, commission and compensation	(1,985,956)	(1,492,188)	(216,322)
Contribution	959,487	846,910	122,776
Home rental services
Net revenues	5,087,776	5,012,701	726,689
Property leasing costs, commission and compensation	(4,746,056)	(4,271,229)	(619,198)
Contribution	341,720	741,472	107,491
Emerging and other services
Net revenues	349,726	321,276	46,575
Commission and compensation	(73,354)	(100,201)	(14,527)
Contribution	276,372	221,075	32,048

KE Holdings Inc.

UNAUDITED SEGMENT CONTRIBUTION MEASURE (Continued)

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Reconciliation of profit
Cost related to stores	(716,809)	(571,498)	(82,850)
Other costs	(547,217)	(519,938)	(75,375)
Amounts not allocated to segment:
Sales and marketing expenses	(1,772,957)	(1,082,144)	(156,878)
General and administrative expenses	(1,873,760)	(1,712,546)	(248,267)
Research and development expenses	(583,610)	(492,565)	(71,407)
Total operating expenses	(4,230,327)	(3,287,255)	(476,552)
Income from operations	590,565	1,272,720	184,505